ELEMENO HEALTH, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Elemeno Health, Inc.
Oakland, California

Opinion

We have audited the financial statements of Elemeno Health, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

June 12, 2024
Los Angeles, California

ELEMENO HEALTH, INC.
BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	2,900,788	$	3,627,979
Acccounts Receivable, net		226,850		244,140
Prepaids and Other Current Assets		100,766		117,349
Total current assets		**3,228,405**		**3,989,469**
Property and Equipment, net		28,879		34,473
Intangible Assets		7,813		10,313
Security Deposit		-		-
Long Term Promissory Notes Receivable		41,534		41,122
Total assets	**$**	**3,306,630**	**$**	**4,075,376**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	48,277	$	84,980
Credit Cards		6,529		3,921
Deferred Revenue		1,166,260		633,286
Other Current Liabilities		495,607		39,310
Total current liabilities		**1,716,673**		**761,498**
Total liabilities	**$**	**1,716,673**	**$**	**761,498**
STOCKHOLDERS' EQUITY				
Common Stock $0.001 par, 223,900,000 shares authorized, 2,214,708 and 0 shares issued and outstanding as of December 31, 2023 and 2022	$	2,215	$	-
Series Seed AA-1 Preferred Stock $0.001 par, 52,359,098 shares authorized, 52,359,098 and 0 shares issued and outstanding as of December 31, 2023 and 2022		52,359		-
Series Seed AA-2 Preferred Stock $0.001 par, 1,934,865 shares authorized, 1,848,641 and 0 shares issued and outstanding as of December 31, 2023 and 2022		1,849		-
Series Seed Preferred Stock $0.001 par, 102,366,798 shares authorized, 70,046,572 and 0 shares issued and outstanding as of December 31, 2023 and 2022		70,047		-
Series Seed BB-1 Preferred Stock $0.001 par, 2,557,530 shares authorized, 2,557,530 and 0 shares issued and outstanding as of December 31, 2023 and 2022		2,558		-
Series Seed BB-2 Preferred Stock $0.001 par, 1,903,630 shares authorized, 1,903,630 and 0 shares issued and outstanding as of December 31, 2023 and 2022		1,904		-
Series Seed BB-3 Preferred (PSBB3) Stock $0.001 par, 3,644,979 shares authorized, 3,644,979 and 0 shares issued and outstanding as of December 31, 2023 and 2022		3,645		-
Series Seed BB-4 Preferred (PSBB4) Stock $0.001 par, 3,625,104 shares authorized, 3,591,337 and 0 shares issued and outstanding as of December 31, 2023 and 2022		3,519		-
Series Seed BB-5 Preferred (PSBB5) Stock $0.001 par, 348,826 shares authorized, 348,826 and 0 shares issued and outstanding as of December 31, 2023 and 2022		349		-
Common Stock $0.001 par, 117,400,000 shares authorized, 0 and 15,096,805 shares issued and outstanding as of December 31, 2023 and 2022		-		15,097
Series Seed-1 Preferred Stock $0.001 par, 5,463,693 shares authorized, 0 and 5,463,693 shares issued and outstanding as of December 31, 2023 and 2022		-		5,464
Series Seed-2 Preferred Stock $0.001 par, 1,861,812 shares authorized, 0 and 1,861,812 shares issued and outstanding as of December 31, 2023 and 2022		-		1,862
Series Seed-3 Preferred Stock $0.001 par, 4,041,696 shares authorized, 0 and 4,041,696 shares issued and outstanding as of December 31, 2023 and 2022		-		4,042
Series Seed-4 Preferred Stock $0.001 par, 5,204,433 shares authorized, 0 and 5,204,433 shares issued and outstanding as of December 31, 2023 and 2022		-		5,204
Series Seed-5 Preferred Stock $0.001 par, 352,242 shares authorized, 0 and 352,242 shares issued and outstanding as of December 31, 2023 and 2022		-		352
Series A-1 Preferred Stock $0.001 par, 50,802,418 shares authorized, 0 and 44,167,464 shares issued and outstanding as of December 31, 2023 and 2022		-		44,167
Series A-2 Preferred Stock $0.001 par, 1,707,235 shares authorized, 0 and 1,707,235 shares issued and outstanding as of December 31, 2023 and 2022		-		1,707
Additional Paid in Capital		18,594,274		15,340,193
Accumulated Deficit		(17,142,760)		(12,104,210)
Total stockholders' equity		**1,589,957**		**3,313,878**
Total liabilities and stockholders' equity	**$**	**3,306,630**	**$**	**4,075,376**

See accompanying notes to financial statements.

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 1,718,775	$ 1,515,596
Cost of Goods Sold	1,347,484	839,123
Gross Profit	**371,291**	**676,473**
Operating Expenses		
General and Administrative	1,733,861	1,921,950
Research and Development	2,041,143	1,828,198
Sales and Marketing	1,683,007	855,319
Total Operating Expenses	**5,458,011**	**4,605,466**
Operating Loss	**(5,086,720)**	**(3,928,993)**
Interest Expense	-	-
Other Income/(Loss)	48,171	(73,827)
Loss Before Provision For Income Taxes	**(5,038,549)**	**(4,002,820)**
Benefit/(Provision) for income taxes	-	3,363
Net income/(Net Loss)	**$ (5,038,549)**	**$ (4,006,183)**

See accompanying notes to financial statements.

ELEMENO HEALTH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Series Seed AA-1 and AA-2 Preferred Stock		Series Seed Preferred Stock		Series Seed BB-1, BB-2, BB-3, BB-4, BB-5 Preferred Stock		Common Stock-Converted		Series Seed-1 , 2, 3, 4 and 5 Preferred Stock-Converted		Series A-1 , A-2 Preferred Stock-Converted		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	-	$ -	-	$ -	-	$ -	-	$ -	13,424,503	**$ 13,425**	16,923,876	**$ 16,924**	-	$ -	**$ 8,232,848**	**$ (8,098,027)**	**$ 165,169**
Issuance of Stock	-	-	-	-	-	-	-	-	1,672,302	1,672	-	-	45,874,699	45,874	6,970,930	-	7,018,477
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	136,415	-	136,415
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,006,183)	(4,006,183)
Balance—December 31, 2022	-	-	-	-	-	-	-	-	15,096,805	15,097	16,923,876	16,924	45,874,699	45,874	15,340,193	$ (12,104,210)	**$ 3,313,878**
Issuance of Stock	2,214,708	2,215	54,207,739	54,208	70,046,672	70,047	11,974,302	11,975	(15,096,805)	(15,097)	(16,923,876)	(16,924)	(45,874,699)	(45,874)	3,222,231	-	3,282,779
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	31,850	-	31,850
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,038,549)	(5,038,549)
Balance—December 31, 2023	**2,214,708**	**$ 2,215**	**54,207,739**	**$ 54,208**	**70,046,672**	**$ 70,047**	**11,974,302**	**$ 11,975**	-	$ -	-	$ -	-	$ -	**$ 18,594,274**	**$ (17,142,760)**	**$ 1,589,958**

See accompanying notes to financial statements.

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(5,038,549)	$	(4,006,183)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation of Property		10,785		8,093
Amortization of Intangibles		2,500		2,500
Share-based Compensation		31,850		136,415
Changes in operating assets and liabilities:				
Acccounts Receivable, net		17,290		91,535
Prepaids and Other Current Assets		16,583		(64,582)
Accounts Payable		(36,704)		66,561
Deferred Revenue		532,974		(48,473)
Credit Cards		2,607		(11,118)
Other Current Liabilities		456,297		(73,680)
Security Deposit		-		2,100
Net Cash Used In Operating Activities		**(4,004,367)**		**(3,896,833)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(5,191)		(18,156)
Long Term Promissory Notes Receivable		(412)		(34,269)
Net Cash Used In Investing Activities		**(5,603)**		**(52,425)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contributions		3,282,779		7,018,477
Net Cash Provided By Financing Activities		**3,282,779**		**7,018,477**
Change In Cash and Cash Equivalents		(727,191)		3,069,220
Cash—Beginning Of The Year		3,627,979		558,760
Cash—End Of The Year	**$**	**2,900,788**	**$**	**3,627,979**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Elemeno Health Inc. was incorporated on January 29, 2016, in the state of Delaware. The financial statements of Elemeno Health Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

Elemeno Health is a software company that offers a new solution to support hospital nurses and frontline for optimal unit-level care. We make a customized app for each hospital unit so that we capture their unique practice needs. We build and constantly update the app with highly digestible, latest news and information. Because protocols and technology are changing so fast, we make it easier for unit leaders to standardize their last mile care. You can also share your app across units and hospital systems without ever needing help from IT.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $2,153,367 and $3,377,979, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses.".* This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $33,930 and $146,625, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computers & Equipment	5 years

Intangible Assets

The Company capitalizes its licensing agreement connection with internally developed know how. It will be amortized over the expected period to be benefitted, which may be as long as 11 years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023, and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In

determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer. The Company earns revenues from the providing services on its cloud-based micro learning platform to the hospitals.

Cost of sales

Costs of goods sold include costs of personnel, software costs as well as other directly attributable expenses.

Income Taxes

Elemeno Health, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $1,683,007 and $855,319, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 12, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaids	100,766	117,349
Secured Promissory Notes	-	125,656
Total Prepaids and Other Current Assets	**$ 100,766**	**$ 117,349**

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Accrued Liabilities	289,452	6,810
Payroll Payable	176,156	22,500
Other Current Liabilities	30,000	10,000
Total Other Current Liabilities	**$ 495,607**	**$ 39,310**

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,	2023	2022
Computers & Equipment	$ 81,912	$ 76,721
Property and Equipment, at cost	**81,912**	**76,721**
Accumulated Depreciation	(53,034)	(42,249)
Property and Equipment, net	**$ 28,879**	**$ 34,473**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $10,785 and $8,093, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of December 31,	2023	2022
Licensing Agreement	$ 27,500	$ 27,500
Intangible Assets, at cost	**27,500**	**27,500**
Accumulated Amortization	(19,687)	(17,187)
Intangible Assets, net	**$ 7,813**	**$ 10,313**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2023, and 2022 were in the amount of $2,500 and $2,500, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

For The Year Ended December 31,	
2024	$ 2,500
2025	2,500
2026	2,500
2027	313
Thereafter	-
Total	**$ 7,813**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

On December 20, 2023, the Company amended its Articles of Corporation, revoking previously issued common and preferred stock and replacing them with new ones. The revised total number of shares of all classes of stock that the

Corporation is authorized to issue includes (i) 223,900,000 shares of Common Stock, with a par value of $0.001 per share, and (ii) 168,740,830 shares of Preferred Stock, also with a par value of $0.001 per share.

Common Stock

The Company is authorized to issue 223,900,000 shares of common stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 2,214,708 and 0 common stock were issued and outstanding, respectively.

Series Seed AA-1 Preferred Stock

The Company is authorized to issue 52,359,098 shares of Series Seed AA-1 Preferred Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 52,359,098 shares and 0 shares were issued and are outstanding, respectively.

Series Seed AA-2 Preferred Stock

The Company is authorized to issue 1,934,865 shares of Series Seed AA-2 Preferred Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 1,848,641 shares and 0 shares were issued and are outstanding, respectively.

Series Seed Preferred Stock

The Company is authorized to issue 102,366,798 shares of Series Seed Preferred Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 70,046,572 shares and 0 shares were issued and are outstanding, respectively.

Series Seed BB-1 Preferred Stock

The Company is authorized to issue 2,557,530 shares of Series Seed BB-1 Preferred Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 2,557,530 shares and 0 shares were issued and are outstanding, respectively.

Series Seed BB-2 Preferred Stock

The Company is authorized to issue 1,903,630 shares of Series Seed BB-2 Preferred Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 1,903,630 shares and 0 shares were issued and are outstanding, respectively.

Series Seed BB-3 Preferred Stock

The Company is authorized to issue 3,644,979 shares of Series Seed BB-3 Preferred Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 3,644,979 shares and 0 shares were issued and are outstanding, respectively.

Series Seed BB-4 Preferred Stock

The Company is authorized to issue 3,625,104 shares of Series Seed BB-4 Preferred Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 3,591,337 shares and 0 shares were issued and are outstanding, respectively.

Series Seed BB-5 Preferred Stock

The Company is authorized to issue 348,826 shares of Series Seed BB-5 Preferred Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 348,826 shares and 0 shares were issued and are outstanding, respectively.

Common Stock (Converted)

As of December 31, 2023, and December 31, 2022, 0 shares and 15,096,805 Common Stock were issued and outstanding, respectively.

Series Seed-1 Preferred Stock (Converted)

As of December 31, 2023, and December 31, 2022, 0 shares and 5,463,693 Series Seed-1 Preferred Stock were issued and outstanding, respectively.

Series Seed-2 Preferred Stock (Converted)

As of December 31, 2023, and December 31, 2022, 0 shares and 1,861,812 Series Seed-2 Preferred Stock were issued and outstanding, respectively.

Series Seed-3 Preferred Stock (Converted)

As of December 31, 2023, and December 31, 2022, 0 shares and 4,041,696 Series Seed-3 Preferred Stock were issued and outstanding, respectively.

Series Seed-4 Preferred Stock (Converted)

As of December 31, 2023, and December 31, 2022, 0 shares and 5,204,433 Series Seed-4 Preferred Stock were issued and outstanding, respectively.

Series Seed-5 Preferred Stock (Converted)

As of December 31, 2023, and December 31, 2022, 0 shares and 352,242 Series Seed-5 Preferred Stock were issued and outstanding, respectively.

Series Seed A-1 Preferred Stock (Converted)

As of December 31, 2023, and December 31, 2022, 0 shares and 44,167,464 Series Seed A-1 Preferred Stock were issued and outstanding, respectively.

Series Seed A-2 Preferred Stock (Converted)

As of December 31, 2023, and December 31, 2022, 0 shares and 1,707,235 Series Seed A-2 Preferred Stock were issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 27,580,356 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

For The Year Ended December 31,	**2023**	**2022**
Expected life (years)	10.00	10.00
Risk-free interest rate	4.41%	4.41%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company’s stock options activity and related information is as follows:

	Number of Awards	**Weighted Average Exercise**	**Weighted Average Contract Term**
Outstanding at December 31, 2021	**$ 3,130,867**	**$ 0.09**	**-**
Granted	14,736,341	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	**$ 17,867,208**	**$ 0.09**	**9.01**
Exercisable Options at December 31, 2022	**$ 136,530**	**$ 0.09**	**9.01**
Granted	624,010	-	-
Exercised	-	-	-
Expired/Cancelled	(17,867,208)	-	-
Outstanding at December 31, 2023	**$ 624,010**	**$ 0.09**	**8.09**
Exercisable Options at December 31, 2023	**$ 485,709**	**$ 0.09**	**8.09**

Stock option expenses for the years ended December 31, 2023, and December 31, 2022, were $31,850 and $136,415, respectively.

8. RELATED PARTY TRANSACTIONS

There are no related party transactions.

9. INCOME TAXES

The provision for income taxes consists of the following:

For The Year Ended December 31,		2023		2022
Net Operating Loss	$	(1,503,503)	$	(630,495)
Valuation Allowance		1,503,503		633,858
Net Provision for income tax	**$**	**-**	**$**	**3,363**

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(3,424,686)	$	(1,921,183)
Valuation Allowance		3,424,686		1,921,183
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $11,476,830, and the Company had state net operating loss ("NOL") carryforwards of approximately $11,476,830. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through June 12, 2024, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of 5,086,720, an operating cash flow loss of $4,004,367, and liquid assets in cash of $2,900,788, which less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.